# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Monogram Technologies Inc., CIK 0001769759
CUSIP: 609786108
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 3919 Todd Lane, Austin, Texas (TX), 78744
Date of event which requires filing of this statement: 12/31/2023
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001883139

## Reporting persons
- ICAHN SCHOOL OF MEDICINE AT MOUNT SINAI: type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); sole voting power 2,360,304; shared voting power 0; sole dispositive power 2,360,304; shared dispositive power 0; aggregate amount beneficially owned 2,360,304 (5.8% of the class)
  Comment: (1) Footnote to Rows 5, 7 and 9: The voting and investment authority of the common stock is vested in those persons who from time to time are the executive officers of Icahn School of Medicine at Mount Sinai ("ISMMS").
  (2) Footnote to Row 11: Ownership calculation based on 40,632,367 shares of common stock outstanding as of July 11, 2025.
- MOUNT SINAI HEALTH SYSTEM, INC.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) Footnote to Row 9: As the sole member of ISMMS, Mount Sinai Health System, Inc. ("MSHS") may be deemed to beneficially own the common stock held by ISMMS. MSHS disclaims beneficial ownership of such common stock.

## Item 1. Issuer
Name of issuer: Monogram Technologies Inc.
Address of issuer's principal executive offices: 3919 Todd Lane, Austin, TX 78744

## Item 2. Person Filing
Name of person filing:
Collectively the following Reporting Persons are referred to as the "Joint Filers":
Icahn School of Medicine at Mount Sinai ("ISMMS")
Mount Sinai Health System, Inc. ("MSHS"), sole member of ISMMS

The Joint Filers may be deemed to collectively own an aggregate of 2,360,304 shares of common stock of the Issuer. MSHS disclaims beneficial ownership of such common stock.
Address of principal business office or, if none, residence:
The address of the principal business office of each Reporting Person is:
One Gustave L. Levy Place
New York, NY 10029
Citizenship: See Item 4 of the cover pages for citizenship or place of organization of each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 2 above.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- ICAHN SCHOOL OF MEDICINE AT MOUNT SINAI: By: /s/ Vincent Tammaro, Vincent Tammaro/Chief Financial Officer (07/18/2025)
- MOUNT SINAI HEALTH SYSTEM, INC.: By: /s/ Vincent Tammaro, Vincent Tammaro/Chief Financial Officer (07/18/2025)